Exhibit 99.20

Snowden Mining Industry Consultants Inc.

March 31, 2011

TO:           Seabridge Gold Inc.

Ladies and Gentlemen:

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Seabridge Gold Inc. (the “Company”), to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) of the Company for the year ended December 31, 2010, which is being filed as an exhibit to and incorporated by reference in the 40-F. Reference is also made to the Registration Statement on Form F-10 (Registration No. 333-164530, the “F-10”) of the Company which incorporates by reference the information contained in the AIF and the 40-F.

We consent to the references to, and the information derived from, the following report and to the references, as applicable, to the use of the name "Snowden Mining Industry Consultants" in connection with the following report in the AIF, the 40-F and the F-10: Seabridge Gold Inc. - Courageous Lake Project, Preliminary Economic Assessment - 2008 dated March 10, 2008.

Dick Matthews is no longer under our employment.  We are assuming responsibility for the disclosure, opinions and reports prepared by such individual in his place with respect to the 40-F and the AIF as if the disclosure, opinions, and reports were prepared by us and without reference to Dick Matthews.  In connection with this assumption of responsibility, we hereby consent to the use of our name in the 40-F and the AIF.

Yours truly,

Snowden Mining Industry Consultants Inc.

/s/
Authorized Signatory